UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):               .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):               .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: May 6, 2008
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, Building 14

Moscow, Russian Federation

NOTICE OF THE 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

BASED ON 2007 RESULTS

June 9, 2008

10:00 a.m. (Moscow time)

The meeting will be held at the following address:

4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation

Open Joint Stock Company “Vimpel-Communications”, 10 Ulitsa 8 Marta, Building 14, Moscow

127083, Russian Federation

April 30, 2008

Dear Shareholder!

We are delighted to announce the convocation of the 2008 Annual General Meeting based upon the 2007 results (“AGM”) together with the full agenda of the meeting.

In addition to the approval of our 2007 Annual Report, the election of our Board of Directors and other issues typically included in our AGM agenda, we are also seeking shareholder approval for the mergers of VimpelCom and several of our Russian subsidiaries (see Item 8 of the Agenda).

As you know, we have been actively engaged in the process of merging our subsidiaries into VimpelCom in an effort to streamline our operations and reduce administrative and other expenses associated with a holding company structure.

In the last four years, you have approved the merger of OJSC “VimpelCom-Region” (which held several of our super-regional GSM licenses) into VimpelCom which was consummated in 2004, the merger of OJSC “KB Impuls” (which held our GSM license for the Moscow license area) into VimpelCom in 2005, and the merger of 7 of our regional telecommunication subsidiaries into VimpelCom in 2006.

At this year’s shareholders meeting, we are requesting your approval of the mergers of each of the following Russian subsidiaries into VimpelCom (which we refer to as the “Merging Companies”):

Company name	Registered address	VimpelCom’s participating interest	Business activity
Closed Joint Stock Company “RTI Service-Communications”	10 Ulitsa 8 Marta, Building 2, Moscow, Russian Federation	100%	Owns complex of premises in Moscow

Closed Joint Stock Company “IMPULS-KB”	18 Lesnoryadsky pereulok, Moscow, Russian Federation	100%	Owns complex of premises in Moscow

Closed Joint Stock Company “MSS-start”	35 Ulitsa Prechistenka, Building 3, Moscow, Russian Federation	100%	Owns distribution offices in Moscow

Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot”	13a Ulitsa Kosmonavtov, Cherkessk, Russian Federation	100%	Provides telecommunication services. License #15001 dated May 19, 2000 “Cellular radiotelephony communication services within the limits of 900 MHz, GSM-900/1800.” Licensed territory: Republic of Karachaevo-Cherkessk.

Company name	Registered address	VimpelCom’s participating interest	Business activity
Closed Joint Stock Company “Kabardino-Balkarsky GSM”	79 Ulitsa Pushkina, Nalchik, Russian Federation	100%	Provides telecommunication services. License #14481 dated March 17, 2000 “Cellular radiotelephony communication services within the limits of 900 MHz”, GSM-900. Licensed territory: Republic of Kabardino-Balkariya.

Closed Joint Stock Company “Corporation Severnaya Korona”	10 Ulitsa 8 Marta, Building 2, Moscow, Russian Federation	100%	Provides telecommunication services. License #19424 dated September 13, 2001 “Cellular radiotelephony communication services within the limits of 1800 MHz”, GSM-900/1800. Licensed territory: Irkutsk region.

Closed Joint Stock Company “Sakhalin Telecom Mobile”	10, Ulitsa 8 Marta, Building 14, Moscow, Russian Federation	89.6%	Provides telecommunication services. License #19752 dated October 18. 2001 “Cellular radiotelephony communication services within the limits of 1800 MHz”, GSM-1800. Licensed territory: Sakhalin region.

Following each of these mergers, all the rights, obligations and property of the Merging Companies, and with respect to those companies providing telecommunication services - all the licenses, frequencies and other permissions - should be transferred to VimpelCom.

We are also requesting your approval of amendments to the Charter of VimpelCom in connection with these mergers, reflecting VimpelCom becoming the legal successor to the Merging Companies (Item 9 of the Agenda).

Our board has unanimously voted to recommend that our shareholders approve these mergers. Accordingly, we are urging all our shareholders to vote and support these transactions.

Alexander V. Izosimov	David J. Haines
CEO and General Director	Chairman of the Board

Open Joint Stock Company “Vimpel-Communications”, 10 Ulitsa 8 Marta, Building 14, Moscow

127083, Russian Federation

To the Shareholders

of Open Joint Stock Company

“Vimpel-Communications”

NOTICE ON THE CONVOCATION

OF THE 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Based on 2007 Results

April 30, 2008

Dear Shareholder:

It is a pleasure to invite you to the 2008 Annual General Meeting of Shareholders based on 2007 results (“AGM”) of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”). Pursuant to Protocol # 4 of the Board of Directors of VimpelCom (the “Board”) dated April 16, 2008, the AGM will be held on Monday, June 9, 2008, at 10:00 a.m. (Moscow time) at the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation. The AGM shall be held in the form of a meeting (with voting ballots). The registration start time is 9:00 a.m. (Moscow time) at the same address. Shareholders may report breaches of the registration procedure to the CEO and General Director of the Company. Shareholders of record as of the close of the Company’s registrar’s business (Moscow time) on April 30, 2008 (the “Shareholders”) shall be eligible to participate in and vote at the AGM.

The Agenda of the Meeting is as follows:

1. Approval of the 2007 VimpelCom Annual Report prepared in accordance with Russian law;

2. Approval of VimpelCom’s unconsolidated accounting statements, including Profit and Loss Statement for 2007 (prepared in accordance with Russian statutory accounting principles) (for key figures from these financials, see Attachment 1);

3. Allocation of profits and losses resulting from 2007 financial year operations including adoption of the decision (declaration) on payment of dividends on the financial year results;

4. Election of the Board of Directors (information about the candidates is provided in Attachment 2);

5. Election of the Audit Commission (information about the candidates is provided in Attachment 3);

6. Approval of external auditors;

7. Approval of a change in the compensation of the members of the Board of Directors;

8. Approval of reorganization of VimpelCom through the statutory merger of certain of its subsidiaries into VimpelCom and of the Merger Agreements;

9. Approval of the amendments to the Charter of VimpelCom.

In preparation for the AGM, the following materials are being sent to our Shareholders along with this Notice (which includes information regarding the issues on the Agenda): (i) key figures derived from the accounting balance and Profit and Loss Statement of VimpelCom prepared for 2007 in accordance with Russian statutory accounting principles (Attachment 1); (ii) information about the candidates to the Board of Directors (Attachment 2); (iii) information about the candidates to the Audit Commission (Attachment 3); (iv) the basis for the conditions and procedure of mergers of Closed Joint Stock Company “RTI Service-Communications” (“CJSC RTI Service-Communications”), Closed Joint Stock Company “IMPULS-KB” (“CJSC IMPULS-KB”), Closed Joint Stock Company “MSS-start” (“CJSC MSS-start”), Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot” (“CJSC Karatchaevo-TcherkesskTeleSot”), Closed Joint Stock Company “Kabardino-Balkarsky GSM” (“CJSC Kabardino-Balkarsky GSM”), Closed Joint Stock Company “Corporation Severnaya Korona” (“CJSC Corporation Severnaya Korona”), Closed Joint Stock Company “Sakhalin Telecom Mobile” (“CJSC Sakhalin Telecom Mobile”) (the “Merging Companies”) into VimpelCom (Attachment 4); (v) the sample form of the Merger Agreements to be entered by and between VimpelCom and each of the Merging Companies (Attachment 5); and (vi) terms regarding your right to request redemption (Attachment 6).

In addition, the following materials shall be made available to the Shareholders at 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation (tel. +7 (495) 725-07-00), or at the office of the Chief Executive Officer and General Director of the Company, at 10 Ulitsa 8 Marta, Building 14, Moscow, 127083, Russian Federation Monday through Friday, from 9:30 until 18:00 (Moscow time) from May 8, 2008, through June 9, 2008, or at the AGM:

1. Annual Report of the Company for 2007 prepared in accordance with Russian law;

2. The conclusions of the Company’s Audit Commission on authenticity of the information set forth in the Annual Report of the Company for 2007 and on the Company’s 2007 accounting statements (prepared in accordance with Russian statutory accounting principles);

3. VimpelCom’s 2007 audited unconsolidated accounting statements, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC, a Russian licensed auditor;

4. The Audit Opinion of Rosexpertiza, LLC on the Company’s 2007 accounting statements (prepared in accordance with Russian statutory accounting principles);

5. Recommendations of the Company’s Board on distribution of profits and losses as well as on the amount of dividends and the procedure of payment of dividends based on the results of the financial year;

6. Written consents of the nominees to the Company’s Board of Directors;

7. Written consents of the nominees to the Company’s Audit Commission;

8. Reports of independent appraiser on the market values of the Company’s common registered shares and type A registered preferred shares which can be redeemed upon demands of Shareholders who vote against the reorganization of VimpelCom through statutory merger of the Merging Companies into VimpelCom under Item 8 on the agenda or did not participate in the voting on such issue;

9. Merger Agreements to be entered by and between VimpelCom and each of the Merging Companies (the “Merger Agreements”);

10. The Company’s annual reports for 2005 and 2006 and annual reports of each of the Merging Companies for 2005, 2006 and 2007 prepared in accordance with Russian law;

11. The Company’s accounting statements as of December 31, 2005 and 2006 and accounting statements of each of the Merging Companies as of December 31, 2005, 2006 and 2007 prepared in accordance with Russian accounting principles; the Company’s accounting statements and accounting statements of each of the Merging Companies for the first quarter of 2008;

12. Calculations of the Company’s net assets prepared in accordance with Russian accounting standards as of December 31, 2007 and March 31, 2008; and

13. An extract from Protocol # 4 of the Board dated April 16, 2008 approving the market values of common registered shares and preferred registered shares of type A of the Company based on the market values determined by an independent appraiser for determining the prices for redemption of such shares.

The Company will make its Annual Report containing its U.S. GAAP financials available on its web site at http://www.vimpelcom.com and http://www.beeline.ru prior to the AGM.

Set forth below is a description of each issue on which shareholder approval is sought. The Board has recommended that the Shareholders vote in favor of each item on the Agenda.

* * * * * * * * * *

ITEM 1. APPROVAL OF THE 2007 VIMPELCOM ANNUAL REPORT PREPARED IN ACCORDANCE WITH RUSSIAN LAW

Text of the Proposed Decision: “To approve the 2007 VimpelCom Annual Report prepared in accordance with Russian law.”

Explanatory Information:

•	In accordance with Russian law and the Company’s Charter, the annual report of a joint stock company is to be approved at the AGM.

•

The Annual Report was preliminarily reviewed by the Company’s Audit Commission, approved by the Board (Protocol # 4 of the Board dated April 16, 2008) and has been submitted for the review and approval of the Shareholders at the AGM. Copies of the Annual Report prepared in accordance with Russian law are available at the offices at the address specified above.

Shareholder Approval Required: This Item 1 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 2. APPROVAL OF VIMPELCOM’S UNCONSOLIDATED ACCOUNTING STATEMENTS, INCLUDING PROFIT AND LOSS STATEMENT FOR 2007 (PREPARED IN ACCORDANCE WITH RUSSIAN STATUTORY ACCOUNTING PRINCIPLES)

Text of the Proposed Decision: “To approve VimpelCom’s 2007 unconsolidated accounting statements, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC.”

Explanatory Information:

•

VimpelCom, as a legal entity registered under the laws of the Russian Federation, must maintain its accounts in accordance with Russian law and Russian statutory accounting principles. The annual accounting statements of VimpelCom, including its Profit and Loss Statement (i.e., report on financial results) prepared in accordance with Russian statutory accounting principles are subject to the approval of the AGM. In 2007, these accounting statements were audited by Rosexpertiza, LLC, a licensed Russian auditor.

•

VimpelCom also prepares its accounts in accordance with U.S. GAAP to assist its Shareholders in familiarizing themselves with the Company’s financial condition. The U.S. GAAP balance sheet and certain financial indicators of VimpelCom, which were audited by Ernst & Young (CIS) Ltd., are included in the Company’s Annual Report which will be posted on the Company’s web site http://www.vimpelcom.com and http://www.beeline.ru.

•

Russian statutory accounting principles and U.S. GAAP differ. Therefore it is inevitable that there will be certain differences in the figures presented by these two different accounting methods. Set forth in Attachment 1 are the key figures in Russian rubles derived from the accounting balance and Profit and Loss Statement of VimpelCom prepared for 2007 in accordance with Russian statutory accounting principles. Copies of the complete financial statements are available at the office of the CEO and General Director of the Company.

Shareholder Approval Required: This Item 2 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 3. ALLOCATION OF PROFITS AND LOSSES RESULTING FROM 2007 FINANCIAL YEAR OPERATIONS INCLUDING ADOPTION OF THE DECISION (DECLARATION) ON PAYMENT OF DIVIDENDS ON THE FINANCIAL YEAR RESULTS

Text of the Proposed Decision: “To pay in cash annual dividends to holders of common registered shares based on 2007 results in the amount of 270.01 rubles per share (for a total of 13,846,388,750.22 rubles for all common registered shares in the aggregate) within 60 days from the date of adoption of the relevant decision; and to pay in cash annual dividends to holders of preferred registered shares of type A based on 2007 results in the amount of 0.1 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2007 operating results (after payment of dividends) into the business.”

Explanatory Information:

•

Russian legislation provides that shareholders may adopt a decision (declaration) on payment of dividends on the financial year results, including on the amount and form of payment of dividends for each category (type) of shares. The amounts of dividends decided to be paid can not exceed those recommended by the Board.

•

The total amount recommended by the Board to be paid to the shareholders as dividends for all outstanding shares is 13,846,388,750.22 rubles (US$564,091,242.00, based on the Russian Central Bank exchange rate on December 31, 2007) (Protocol # 4 of the Board, dated April 16, 2008).

•

VimpelCom’s Board has recommended that the Shareholders adopt a decision to pay dividends on common registered shares based on 2007 financial year results in the amount of 270.01 rubles per common share (or approximately US$0.55 per American Depositary Share, based on the Russian Central Bank exchange rate on December 31, 2007) to be paid in cash (Protocol # 4 of the Board, dated April 16, 2008).

•

VimpelCom’s Board has recommended that the Shareholders adopt a decision to pay dividends on preferred registered shares of type A based on 2007 financial year results in the amount of 0.1 kopeck per preferred share to be paid in cash (Protocol # 4 of the Board, dated April 16, 2008).

•

According to the recommendation of the Board, the declared dividends shall be paid within 60 days from the date of the adoption of this decision. Shareholders of record as of the close of the Company’s registrar’s business (Moscow time) on April 30, 2008 (the record date for AGM) shall be eligible to receive the declared dividends. Payment of dividends to ADS holders will be made in accordance with the ADR Deposit Agreement.

•	The Board recommends to Shareholders to approve investing remaining profits resulting from 2007 operating results (after payment of dividends) into the business.

Shareholder Approval Required: This Item 3 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 4. ELECTION OF THE BOARD OF DIRECTORS

Text of the Proposed Decision: “To elect the following members to the Board of Directors:                                     .”

Explanatory Information:

•

The Board consists of nine directors. Members of the Board are elected for one-year terms, which will expire at the annual general meeting of shareholders to be held in 2009, unless the Board in its entirety is terminated prior to the expiration of its term upon a decision of the Company’s shareholders.

•

In accordance with Russian law and the Charter, the following candidates have been nominated for election to the Board: David J. Haines, Mikhail M. Fridman, Kjell Morten Johnsen, Hans Peter Kohlhammer, Jo O. Lunder, Oleg A. Malis, Leonid R.

Novoselsky, Alexey M. Reznikovich, Ole Bjorn Sjulstad, Jan Edvard Thygesen. Each of these candidates has consented, in writing, to his nomination to the Board of Directors. Information about the candidates for election to the Board is attached to this Notice (Attachment 2).

Shareholder Approval Required: The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the Board out of the 10 nominated candidates) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each of the nominees selected by him in the appropriate box on the ballot enclosed herewith, provided that the sum of votes given to the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal on this Item 4. A fractional portion of a vote that resulted from multiplying the number of votes held by a holder of a fractional share by the number of persons to be elected to the Board may be cast for one candidate only.

ITEM 5. ELECTION OF THE AUDIT COMMISSION

Text of the Proposed Decision: “To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.”

Explanatory Information:

•

In accordance with Russian law and the Charter, the following candidates were nominated for election to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson. Each of these candidates has consented, in writing, to his nomination to the Audit Commission. Information about the candidates for election to the Audit Commission is attached to this Notice (Attachment 3).

Shareholder Approval Required: This Item 5 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM. The CEO and General Director of the Company and members of the Board of VimpelCom who are Shareholders of the Company are not eligible to vote on this issue.

ITEM 6. APPROVAL OF EXTERNAL AUDITORS

Text of the Proposed Decision: “To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2008 results.”

Explanatory Information:

•	In accordance with Russian law, the review of the financial activities of a joint stock company is to be conducted by external auditors as well as the Audit Commission.

•

VimpelCom maintains its accounts in accordance with Russian statutory accounting principles (its country of registration), as well as in accordance with U.S. GAAP. As a result, the Board has recommended that the Shareholders approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the Russian licensed firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles.

Shareholder Approval Required: This Item 6 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 7. APPROVAL OF A CHANGE IN THE COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS

Text of the Proposed Decision: “To approve the following changes in the compensation for members of VimpelCom’s Board of Directors:

•

to change the maximum number of phantom American Depositary Shares (ADSs) granted to each non-employee director for each year from 90,000 ADSs to 20,000 ADSs for each non-employee director, plus an additional 10,000 ADSs in each case for serving as Chairman of the Board and for serving as head of any official committee of the Board of Directors, provided that the compensation shall not exceed US$3.00 per ADS per year for each one-year term served by the director;

•	to approve all transactions required for the participation of directors in the phantom ADS plan and any changes to such ADS plan required by this decision;

•

to authorize the Board to work out any changes in the detailed rules for the phantom ADS plan for directors necessitated by this decision, if any, including the rules for calculation and payment of the compensation in accordance with the provisions of this decision;

•	to establish that this decision shall become effective from the date of its approval by the annual general meeting of shareholders;

•	to establish that, subject to the changes set forth above, the existing compensation plan for the Board of Directors shall remain as currently constituted; and

•

to establish that this decision shall apply to all members of the Board, including those elected (re-elected) at this annual general meeting of shareholders, until this decision is canceled or modified by a subsequent decision of the shareholders.”

Explanatory Information:

•

Our directors who are not employees currently participate in a phantom ADS plan, pursuant to which they each receive up to a maximum of 90,000 phantom ADSs per year of service. Currently the amount paid to a director upon redemption may not exceed US$0.67 per ADS per year for each one-year term served by the director.

•

The proposed change is intended to account for the changes in the Company’s ADS to common share ratio and to provide additional compensation to those directors who have assumed additional responsibilities as Chairman of the Board or chairman of any Board committee.

Shareholder Approval Required: This Item 7 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 8. APPROVAL OF REORGANIZATION OF VIMPELCOM THROUGH THE STATUTORY MERGER OF CERTAIN OF ITS SUBSIDIARIES INTO VIMPELCOM AND OF THE MERGER AGREEMENTS

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of its subsidiaries: Closed Joint Stock Company “RTI Service-Communications”, Closed Joint Stock Company “IMPULS-KB”, Closed Joint Stock Company “MSS-start”, Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot”, Closed Joint Stock Company “Kabardino-Balkarsky GSM”, Closed Joint Stock Company “Corporation Severnaya Korona”, Closed Joint Stock Company “Sakhalin Telecom Mobile” (the “Merging Companies”) into VimpelCom and to approve the Merger Agreements between VimpelCom and each of the Merging Companies.”

Explanatory Information:

•

Description of the Merger: It is proposed to approve the reorganization of VimpelCom through the statutory merger of its subsidiaries: CJSC “RTI Service-Communications”, CJSC “IMPULS-KB”, CJSC “MSS-start”, CJSC “Karatchaevo-TcherkesskTeleSot”, CJSC “Kabardino-Balkarsky GSM”, CJSC “Corporation Severnaya Korona”, CJSC “Sakhalin Telecom Mobile” (the “Merging Companies”) into VimpelCom with VimpelCom being the surviving entity. The Merging Companies will cease to exist and VimpelCom will become the legal successor to all rights and obligations of the Merging Companies. For a description of the basis and procedure of the Merger, please see Attachment 4 hereto.

•	The Merger of CJSC “Sakhalin Telecom Mobile” shall be consummated only subject to and after increase of VimplelCom’s ownership interest in CJSC “Sakhalin Telecom Mobile” to 100%.

•	The state registration of the merger of each of the Merging Companies can be effectuated either simultaneously or separately, as the case may be, after preparation of all necessary documents.

•

Redemption Right: In accordance with Russian law, if this Item 8 is approved by Shareholders and you either (i) did not participate in the voting on this Item 8, or (ii) voted against this Item 8, you will be entitled to demand that we redeem all or part of your shares of voting stock or ADSs, subject to certain limitations imposed on us under Russian law. Please refer to Attachment 6 for a description of your redemption rights.

Shareholder Approval Required: This Item 8 requires the approval of Shareholders owning at least 75% of the voting shares represented at the AGM.

ITEM 9. APPROVAL OF THE AMENDMENTS TO THE CHARTER OF VIMPELCOM

Text of the Proposed Decision: “1. To amend Article 1.4 of the Charter with the following language:

“As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “RTI Service-Communications” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “RTI Service-Communications” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “IMPULS-KB” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “IMPULS-KB” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “MSS–start” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “MSS–start” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Kabardino-Balkarsky GSM” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Kabardino-Balkarsky GSM” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Corporation Severnaya Korona” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Corporation Severnaya Korona” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Sakhalin Telecom Mobile” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Sakhalin Telecom Mobile” in accordance with the applicable laws of the Russian Federation.”

2. To register the respective amendments to the Charter of VimpelCom with regard to VimpelCom succeeding to all rights and obligations of each of the Merging Companies either separately or together following the state registration of the merger of each respective Merging Company into VimpelCom and after collection of all documents necessary for such registration in accordance with Russian legislation.”

Explanatory Information:

•

Article 1.4: This proposed amendments reflect the status of VimpelCom as the legal successor to the rights and obligations of the Merging Companies as a result of the reorganization of VimpelCom and the Merging Companies by way of statutory merger (prisoedinenie).

Shareholder Approval Required: This Item 9 requires the approval of Shareholders owning at least 75% of the voting shares represented at the AGM.

* * * * * * * * * *

As noted above, the Board recommends that the Shareholders vote in favor of all of the items on the Agenda.

Please complete the enclosed original ballot as follows:

1.	With respect to all items (except Item 4), place any sign (e.g., cross, checkmark) in the corresponding box of the enclosed ballot following the requirements set forth in the ballot. In order for items to be approved, the specified percentage of votes of holders represented at the AGM and eligible to vote is required. Accordingly, an abstention by a shareholder which submits its ballot may impede adoption of the decisions.

2.	With respect to Item 4 (Election of the Board), cumulative voting is used. Please see the explanation on the completion of the ballot on this item in the explanatory information to Item 4 above.

3.	Your ballot must be signed by you as a shareholder of VimpelCom with indication of the date.

4.	Either (a) bring your ballot to the AGM on June 9, 2008 or (b) return your ballot, by registered mail or in person, to the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation, Monday through Friday, from 9:30 until 18:00 (Moscow time), so that the Company receives it no later than June 6, 2008. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

Holders of ADSs should return their ballots to The Bank of New York in accordance with its instructions no later than 5:00 p.m. (New York time) on June 2, 2008.

Notice of the results of the Meeting shall be sent to the Shareholders in accordance with the Company’s Charter and Russian law.

This Notice is being sent by order of the Board.

Alexander V. Izosimov	David J. Haines
CEO and General Director	Chairman of the Board

Attachment 1 to the Notice

RUSSIAN ACCOUNTING INFORMATION

Set forth below are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of

OJSC “VimpelCom” prepared for the year ended December 31, 2007 in accordance with Russian statutory accounting principles

Information on VimpelCom’s Balance Sheet

as of December 31, 2007

(prepared in accordance with Russian statutory accounting principles)

ASSETS (in thousands of rubles)		LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of rubles)
Fixed assets and other non-current assets	156,171,014	Shareholders’ equity	133,559,066
Current assets	65,397,369	Current and non-current liabilities	88,009,317

Total assets	221,568,383	Total liabilities and shareholders’ equity	221,568,383

Profit and Loss Statement of VimpelCom

for the year ended December 31, 2007

(prepared in accordance with Russian statutory accounting principles)

	REVENUE /PROFIT (in thousands of rubles)	EXPENSES /LOSS (in thousands of rubles)
Revenues from the sales of goods, products, works and services (net of VAT)	155,566,274
Cost of the sale of goods, products, works, services and other operating expenses		90,973,347
Operating income	64,592,927
Interest income and expenses	1,695,640	4,559,810
Other income and expenses	6,013,520	11,690,175
Income before income tax	56,052,102
Income tax expense		12,839,416
Net income	43,212,686

Attachment 2 to the Notice

INFORMATION ON THE CANDIDATES TO THE BOARD OF DIRECTORS OF OPEN JOINT STOCK

COMPANY “VIMPEL-COMMUNICATIONS”

David J. Haines has served as a director and Chairman of the Board of Directors of our Company since June 2005. Mr. Haines is Chief Executive Officer in GROHE AG, a position that he has held since 2004. GROHE AG is a world market leader in sanitary fittings and was acquired by private equity houses TPG and Credit Suisse in July 2004. Mr. Haines also serves as Chairman of the Board of Directors of Glacier S.A., which is a subsidiary of GROHE AG. Prior to joining GROHE AG, from 2000 until 2004, he served as Global Marketing Director and Global Brand and Accounts Director at Vodafone Group Plc. From 1998 until 2000, Mr. Haines served as Deputy Division President of the Coca-Cola Company. From 1989 to 1998, Mr. Haines held various positions at Mars Incorporated in Europe, including Moscow. He holds a B.A. First Class Honors from the University of Greenwich in London.

Mikhail M. Fridman has been a director of VimpelCom since July 2001. Mr. Fridman currently serves as a member of the Board of Directors of OJSC Alfa-Bank, as well as Chairman of the Supervisory Board of Alfa Group Consortium, and Chairman of the Board of OJSC TNK - BP. Mr. Fridman also serves as a member of the Board of Directors of CJSC Trade House Perekriostok. He serves as member of the Supervisory Board of Directors of Pyaterochka Holding N. V., now reorganized into X5 RETAIL GROUP N. V. He is a member of the Public Chamber of the Russian Federation. Since 1989 Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (ALTIMO) and CJSC Trade House Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Kjell Morten Johnsen has been a director of our Company since July 2007. Mr. Johnsen currently serves as a Senior Vice President of Telenor Central & Eastern Europe, a position he has held since 2006, and serves as Telenor’s representative in the Russian Federation. From 2001 to 2006, Mr. Johnsen worked as Vice President of Telenor Networks with responsibility for Telenor’s fixed line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as a manager at the regional headquarters for the CIS, Africa and Latin America, based in Paris. Mr. Johnsen serves as a member of Golden Telecom, Inc.’s Board of Directors. Mr. Johnsen holds a master’s degree in business administration in strategic management from the Norwegian School of Economics and Business Administration.

Hans Peter Kohlhammer runs his own consultancy firm Kohlhammer Consulting, and currently serves as the CEO of Broadnet AG, Hamburg. From 2003 to 2006 he was the CEO & Director General of the telecom company SITA SC, Geneva. From 2001 until 2003 he was the President and CEO of Grundig AG. In 2000 and 2001 he was a self-employed consultant, and from 1998 to 2000 he had various management positions in Esprit Telecom plc. From 1994 to 1998 he was first the Deputy CEO of Thyssen Telecom AG, later their Chairman of the Board. Prior to this he had various positions at Loewe from 1991 till 1994, including Chairman of BOM. He was employed with Digital Equipment GmbH from 1983 to 1991, Manager of Sales at Logis EDV, Cologne, from 1982 to 1983, at Nixdorf Computer from 1979 to 1982, and various other positions from 1971 to 1978. Mr Kohlhammer has a doctor’s degree in Mathematics from Bonn University (PhD).

Jo O. Lunder has been a Director of our Company since May 2002. Since September 2007 Jo Lunder serves as the President of Ferd Industrial Holding. Mr. Lunder serves as Chairman of the Board of Swix Sport AS, member of the Boards of Tomra ASA, Pronova BioPharma ASA and Aibel Group Ltd and Elopak AS. From February 2005 till September 2007, Mr. Lunder has served as the Chief Executive Officer of Ementor ASA, a company listed on the Oslo Stock Exchange. Mr. Lunder served as Chairman of the Board of Directors of our Company from October 2003 until June 2005. From April 2001 until October 2003, Mr. Lunder served as the Chief Executive Officer of our Company, and from May 2001 until October 2003 as our General Director. From September 2000 until April 2001, Mr. Lunder served as our Company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our Company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile Communications AS (“Telenor Mobile”). Mr. Lunder earned a Bachelor’s Degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.

Oleg A. Malis has served as a director of VimpelCom since June 2006. Mr. Malis has served as Senior Vice President of ALTIMO since 2005. Since May 2006 Mr. Malis serves as a member of the Board of Turkcell. From November 2005 until February

2008, he served as a member of the Board of Directors of Golden Telecom. During the period from 2003 to 2005 Mr. Malis held the office of Senior Vice President and Director of M&A at Golden Telecom Holding. Earlier Mr. Malis held leading positions at Corbina Telecom, a company which he co-founded in 1993. Mr. Malis graduated from Moscow Aviation Technology Institute, Faculty of Ergonomics in 1993.

Leonid R. Novoselsky has served as a Member of the Board of Directors of VimpelCom since June 2006. Mr. Novoselsky is co-founder and the CEO of Gradient since 1991. Mr. Novoselsky also serves as a member of the Board of Directors of the largest restaurant chain in Russia - Sbarro. Mr. Novoselsky is an active member of YPO (Young Presidents’ Organization), that unites leaders of companies all over the world. During seven years running Mr. Novoselsky has been recognized as one of the thousand best managers in Russia. Mr. Novoselsky graduated from Physicochemical Faculty of Moscow Institute of Steel and Alloys in 1993. Mr. Novoselsky holds an MBA from Wharton Business School, USA.

Alexey M. Reznikovich has served as a director of VimpelCom since May 2002. Mr. Reznikovich was a member of the Board of Directors of Golden Telecom from May 2007 until February 2008. Mr. Reznikovich has served as Chief Executive Officer of ALTIMO since June 2005 and a director of ALTIMO’s parent company, the Alfa Group, since 2002. From 1998 until 2000 he was a partner at the Russian McKinsey & Co. office. He founded EMAX, a new business venture to develop internet centers in Russia, and has been a director of EMAX and CAFEMAX, an internet café chain, since February 2001. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld Company in the U.S. Alexey Reznikovich graduated from the Economics Faculty of Moscow State University and received his MBA from Georgetown University in the USA and INSEAD in France in 1993.

Ole Bjorn Sjulstad joined Telenor in 2000 at our Asian regional headquarters in Singapore as Vice President. Mr. Sjulstad then served as Managing Director of Telenor Asia Pte Ltd in Singapore, from 2002 until 2004 when he relocated to Norway. He continued focusing on emerging markets in Asia as Senior Vice President and Director of Corporate Development, Asia region. In May 2007 he joined Telenor’s Central & Eastern European regional unit. Mr. Sjulstad has served on the Boards of Directors of Telenor’s telecommunication companies in Thailand (UCOM) and Malayisa (DiGi), and he is currently a member of the Board of Directors of Grameenphone Limited, Bangladesh (since 2002). Prior to joining Telenor Mr. Sjulstad held various senior management positions in IT and sub-sea oil & gas engineering companies based in Norway and the U.S. Mr. Sjulstad holds degrees in Mechanical Engineering and Business Administration from Norway.

Jan Edvard Thygesen has served as Executive Vice President in Telenor ASA since 1999. Since January 2006, he has served as Head of Telenor’s Central/Eastern European operations. Since joining Telenor in 1979, Mr. Thygesen has held various positions, including Chief Executive Officer of Sonofon, Executive Vice President and General Manager of Telenor Nordic Mobile, Executive Vice President of Telenor Mobil, President of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and President of Telenor Nett AS. He has also served as President of Esat Digifone, Ireland. He is presently serving as Chairman of the BoD in Pannon GSM in Hungary, Promonte in Montenegro and in Telenor Serbia in addition to being a member of various other boards. Mr. Thygesen holds a B.Sc in Electronics and Telecommunications from the Norwegian Institute of Technology.

Attachment 3 to the Notice

INFORMATION ON THE CANDIDATES TO THE AUDIT COMMISSION OF OPEN JOINT STOCK

COMPANY “VIMPEL-COMMUNICATIONS”

Alexander Gersh has been a member of our Audit Commission since June 2003 and the Chairman of our Audit Commission since 2004. Since January 2005, Mr. Gersh has served as Chief Financial Officer of NDS Group plc, a provider of technology solutions for digital pay-TV. He previously served as Chief Financial Officer of FLAG Telecom, NextiraOne LLC and Transora. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest cellular service providers in Europe and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Halvor Bru has been a member of our audit commission since June 2005. He has held various positions at Telenor since 1994 and is currently serving as Chief Operating Officer in Telenor Key Partner AS. Mr. Bru also served three years as Project Director for Telenor’s Sarbannes Oxley Project, eight years as Chief Financial Officer of Telenor Mobil AS, one year as Chief Financial Officer of Connect Austria and one year as a director in Telenor Mobile’s product/marketing division. From 1999 until 2004, Mr. Bru was chairman of the board of directors of Telenor’s operations in Montenegro (Pro Monte). Before joining Telenor, he worked for ten years at Aker/Kvaerner industry group and four years with the Lillehammer Olympic Organizing Committee. He holds a master’s degree in Economics from the Norwegian School of Economics and Business Administration and has also received supplementary training at the University of Cambridge and University of Marseille.

Nigel J. Robinson has been a member of Audit Commission of VimpelCom since July 2001. Mr. Robinson currently serves as the Director of Corporate Development Finance and Control of Alfa Group, a position that he has held since January 2000. Mr. Robinson is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the Supervisory Boards of the Consortium Alfa Group, Alfa Eco Group and ALTIMO. He also is a member of the Supervisory Board of venture fund Russian Technologies. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group, four of which were in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touche Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

Attachment 4 to the Notice

BASIS FOR CONDITIONS AND PROCEDURE OF MERGER

OF CJSC “RTI SERVICE-COMMUNICATIONS”, CJSC “IMPULS-KB”, CJSC “MSS-START”,

CJSC “KARATCHAEVO-TCHERKESSK TELESOT”, CJSC “KABARDINO-BALKARSKY GSM”,

CJSC “CORPORATION SEVERNAYA KORONA”, CJSC “SAKHALIN TELECOM MOBILE”

INTO VIMPELCOM

Basis: The Merger of the Merging Companies shall be effected in order to facilitate the operational scheme and reduce administrative and other expenses, related to the existing holding structure.

Earlier the Shareholders of VimpelCom had approved the mergers of OJSC “Vimpelcom-Region” into VimpelCom (which owned several regional licenses on cellular communication services within the GSM net), which was effected in 2004; the merger of OJSC “KB Impuls” (which owned GSM license in Moscow region) effected in 2005, and the merger of seven regional telecommunication companies effected in 2006.

The shareholders are proposed to approve at the coming shareholders meeting the mergers of each of the subsidiaries listed bellow (“Merging Companies”):

Company name	Registered address	VimpelCom’s participating interest	Business activity
Closed Joint Stock Company “RTI Service-Communications”	10 Ulitsa 8 Marta, Building 2, Moscow, Russian Federation	100%	Owns complex of premises in Moscow

Closed Joint Stock Company “IMPULS-KB”	18 Lesnoryadsky pereulok, Moscow, Russian Federation	100%	Owns complex of premises in Moscow

Closed Joint Stock Company “MSS-start”	35 Ulitsa Prechistenka, Building 3, Moscow, Russian Federation	100%	Owns distribution offices in Moscow

Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot”	13a Ulitsa Kosmonavtov, Cherkessk, Russian Federation	100%	Provides telecommunication services. License #15001 dated May 19, 2000 “Cellular radiotelephony communication services within the limits of 900 MHz, GSM-900/1800. Licensed territory: Republic of Karachaevo-Cherkessk.

Closed Joint Stock Company “Kabardino-Balkarsky GSM”	79 Ulitsa Pushkina, Nalchik, Russian Federation	100%	Provides telecommunication services. License #14481 dated March 17, 2000 “Cellular radiotelephony communication services within the limits of 900 MHz”, GSM-900. Licensed territory: Republic of Kabardino-Balkariya.

Closed Joint Stock Company “Corporation Severnaya Korona”	10 Ulitsa 8 Marta, Building 2, Moscow, Russian Federation	100%	Provides telecommunication services. License #19424 dated September 13, 2001 “Cellular radiotelephony communication services within the limits of 1800 MHz”, GSM-900/1800. Licensed territory: Irkutsk region.

Closed Joint Stock Company “Sakhalin Telecom Mobile”	10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation	89.6%	Provides telecommunication services. License #19752 dated October 18. 2001 “Cellular radiotelephony communication services within the limits of 1800 MHz”, GSM-1800. Licensed territory: Sakhalin region.

Procedure: VimpelCom shall be reorganized on the day on which an entry is made into the State Register regarding the termination of activities of the Merging Companies (the “Merger Date”). As of each Merger Date, the Merging Company shall cease to exist as a legal entity, and VimpelCom shall be the legal successor to all rights and obligations of such Merging Company.

All registered common shares of each of the Merging Companies will be cancelled upon completion of such statutory Merger. Because each of the Merging Companies is (or will be at the time of the Merger) a wholly-owned subsidiary of VimpelCom, VimpelCom will not issue any shares of stock in connection with the Merger. Shareholders of VimpelCom will not have to take any action with respect to their shares of VimpelCom.

For more details, please see the sample form of the Merger Agreements attached hereto as Attachment 5.

Legal Consequences: As a result of the Merger, on the Merger Date, VimpelCom will become the legal successor of the relevant Merging Company, and all rights and obligations of such Merging Company shall be transferred to VimpelCom in accordance with the procedure and upon the terms and conditions set forth in the Merger Agreement and pursuant to the applicable laws of the Russian Federation.

Conditions Precedent to Merger: As indicated in the Merger Agreements, there are a number of conditions precedent to each Merger, including the following:

•

Only with regard to Sakhalin Telecom Mobile – acquisition by VimpelCom of all shares of Sakhalin Telecom Mobile from minority shareholders of Sakhalin Telecom Mobile, so that VimpelCom becomes the sole shareholder of Sakhalin Telecom Mobile.

•	With regard to all Mergers – approval of the Merger by the general shareholders’ meeting of VimpelCom.

•	With regard to all Merging Companies – approval of the respective Merger by the Resolution of the Sole Shareholder of the relevant Merging Company.

In the process of reorganization of VimpelCom and each of the Merging Companies, the following requirements shall be met:

•

Requirement of Russian law on competition protection within the scope of governmental control over economic concentration within a group of persons, and including submission to the Federal Antimonopoly Service of the list of group of persons of VimpelCom not later than one month prior to the Merger Date, as well as the notice of Federal Antimonopoly Service on the Merger effectuation, not later than within 45 days following the Merger Date or obtaining from the Federal Antimonopoly Service of a preliminary approval for the Mergers.

•

Requirement of Russian law on notifying of all creditors of VimpelCom and of each of the Merging Companies about their right to terminate agreements with VimpelCom and such Merging Company, and demand early execution and/or indemnity. The creditors shall have 30 (thirty) days as of the Notice date for exercising such right. In accordance with Russian law the notion of “creditor” has been widely interpreted. Thus, as regards VimpelCom and each of the Merging Companies there a risk that certain outstanding loan or existing agreements could be terminated.

•

Requirement of Russian law that Shareholders who vote against, or do not participate in the voting on Item 8 of the Agenda of the AGM (approval of each Merger and related Merger Agreements) shall have the right to demand the redemption of their shares of VimpelCom (see Attachment 6).

Attachment 5 to the Notice

The sample form of the Merger Agreements

to be entered by and between VimpelCom and each of the Merging Companies

APPROVED General Shareholders Meeting of Open Joint Stock Company “Vimpel- Communications” Protocol No. [ ], 2008	APPROVED Sole Shareholder of [ ] Joint Stock Company “[ ]” Resolution dated [ ], 2008

MERGER AGREEMENT

BETWEEN

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

AND

[     ] JOINT STOCK COMPANY

“[    ]”

                    , 2008

MOSCOW

This MERGER AGREEMENT (the “Agreement” or “Merger Agreement”) is dated                      and is made by and between

(1) Open Joint Stock Company “Vimpel-Communications” (TIN 7713076301, No. 1027700166636 pursuant to the Unified State Register of Legal Entities, having its registered address at 127083, 10, Ulitsa 8 Marta, Building 14, Moscow), represented by its Chief Executive Officer and General Director A.V. Izosimov, acting on the basis of its charter and decision of the General Shareholders Meeting, Protocol No. [    ] dated June [    ], 2008 (the “Surviving Company”), and

(2) [  ] Joint Stock Company “[  ]” (TIN [    ], No. [    ] pursuant to the Unified State Register of Legal Entities, having its registered address at [    ]), represented by [                    ], acting on the basis of [                    ] and Resolution of the Sole Shareholder dated [ ], 2008 (the “Merging Company”) (the Surviving Company and the Merging Company are collectively referred to as the “Parties”).

WHEREAS, the Parties conduct similar businesses in the area of cellular communications services1,

WHEREAS, the Surviving Company is the Sole Shareholder of the Merging Company,

WHEREAS, in view of the similarity of the charter objectives and types of activities of the Parties, and the synergies to be obtained in combining their operations, including the more efficient use of the Parties’ assets, the Parties wish to combine and expand their businesses through the combination of their assets within a single legal entity,

IT IS HEREBY AGREED AS FOLLOWS:

1.	SUBJECT OF THE AGREEMENT

1.1	The Parties hereby agree to effect a reorganization in the form of a merger of the Merging Company into the Surviving Company (the “Merger”) as a result of which the Surviving Company will become the legal successor of the Merging Company and all rights and obligations of the Merging Company shall transfer to the Surviving Company in accordance with the procedure and upon the terms set forth herein and pursuant to the applicable laws of the Russian Federation.

2.	GENERAL TERMS

2.1	In furtherance of this Agreement, the Parties agree to undertake all actions and steps required to effect the Merger in accordance with this Agreement, the applicable laws of the Russian Federation and the foundation documents of the Parties and with the same purpose shall ensure efficient cooperation between the officers, employees, external advisors and other persons authorized by the Parties in connection with the Merger.

2.2	The Surviving Company shall coordinate the Merger procedure and shall render necessary assistance to the Merging Company, including in connection with making an entry into the Unified State Register of Legal Entities (“State Register”) regarding the termination of activities of the Merging Company. The Surviving Company shall provide for execution of legislative requirements regarding the protection of competition and registration of necessary amendments to the Charter of the Surviving Company to reflect the Merger in accordance with the applicable laws of the Russian Federation and this Agreement.

2.3	Each of the Parties shall bear its own costs in connection with the performance of its obligations hereunder.

2.4

Condition precedent of the Merger shall be increase up to 100 % of the ownership interest of the Surviving Company in the Merging Company, pursuant to which the Surviving Company shall become the Sole Shareholder of the Merging Company.[2]

[1]	This part of the Preamble shall be included into the Merger Agreements with CJSC “Karatchaevo-TcherkesskTeleSot”, CJSC “Kabardino-Balkarsky GSM”, CJSC “Corporation Severnaya Korona”, CJSC “Sakhalin Telecom Mobile”, and shall be excluded from the Merger Agreements with CJSC “RTI Service-Communications”, CJSC “IMPULS-KB”, CJSC “MSS-start” as the last three companies do not provide cellular communication services.
[2]	Clause 2.4 refers to and shall be included only into the Merger Agreement with CJSC “Sakhalin Telecom Mobile” only.

3.	MERGER PROCEDURE AND CONDITIONS

3.1	The Surviving Company shall be reorganized on the day on which an entry is made into the State Register regarding the termination of activities of the Merging Company (the “Merger Date”). As of the Merger Date, the Merging Company shall cease to exist as a legal entity.

3.2	The stages and steps to effect the Merger to be taken by the Surviving Company shall include, without limitation, the following, a number of which (as provided in clauses 3.2.1 and 3.2.2 hereof) have been completed as of the date hereof:

3.2.1	Adoption by the Board of Directors of the Surviving Company of the decisions required to effect the Merger, including, but not limited to:

3.2.1.1	Decisions on matters related to the convocation, preparation and conducting of the annual general shareholders meeting of the Surviving Company (the “Surviving Company GSM”), including provision of information to shareholders of the Surviving Company about their right to demand redemption by the Surviving Company of their shares, the price and procedure for such redemption, and inclusion into the agenda of the Surviving Company GSM of the matters required to make decisions on the Merger, approval of the Merger Agreement, and adoption of any other decisions required to effect the Merger.

3.2.1.2	Decisions on approval of the market values of common registered and convertible type A preferred shares of the Surviving Company on the basis of a report of the independent appraiser for the purposes of determining the prices for redemption of common registered shares and convertible type A preferred shares of the shareholders of the Surviving Company which voted against the Merger or did not participate in the vote on such matter at the Surviving Company GSM and which sent a written notice of such redemption to the Surviving Company within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation.

3.2.1.3	Decision on the granting of powers to the General Director of the Surviving Company and/or to the person duly authorized by the General Director to execute the Resolution of the Sole Shareholder of the Merging Company on matters required to effect the Merger on the part of the Merging Company.

3.2.2	Approval at the Surviving Company GSM of the decisions required to effect the Merger, including, but not limited to, the following decisions:

3.2.2.1	On the reorganization of the Surviving Company through a statutory merger of the Merging Company into the Surviving Company and on the approval of the Merger Agreement between the Surviving Company and the Merging Company.

3.2.2.2	On the amendments to the Charter of the Surviving Company regarding the succession by the Surviving Company of the rights and obligations of the Merging Company, and any other amendments to the Charter of the Surviving Company necessary to finally effect the Merger.

3.2.3	Execution of this Merger Agreement and execution of the transfer act the form of which is attached hereto as Exhibit 1 (the “Transfer Act”).

3.2.4	Notification of the creditors of the Surviving Company of the decision on the Merger within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation.

3.2.5	Redemption by the Surviving Company of the shares of shareholders who voted against the Merger or did not participate in the vote on this matter at the Surviving Company GSM and who sent a written request to effect such redemption to the Surviving Company within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation and cancellation of such shares to be effected under the applicable laws of the Russian Federation, unless not later than in a year as of the date of transfer of ownership to the redeemed shares to the Surviving Company, the latter would not have sold the shares at the value which is not less than a market value.

3.2.6	Observation of the competition protection laws of the Russian Federation within the scope of governmental control over economic concentration, performed by the group of persons, including rendering to the Federal Antimonopoly Service the list of persons of VimpelCom Group not later than within 1 month prior to the Merger effectuation, as well as the notification of the Federal Antimonopoly Service relating to the effected Merger not later than within 45 days following the Merger Date or obtaining from the Federal Antimonopoly Service of a preliminary approval for the Mergers.

3.2.7	Making an entry into the State Register on the termination of activities of the Merging Company, cancellation of the shares of the Merging Company, the state registration of amendments to the Charter of the Surviving Company approved by the AGM in accordance with the applicable laws of the Russian Federation and this Agreement concerning the succession by the Surviving Company to the rights and obligations of the Merging Company and any other amendments necessary to finally effect the Merger.

3.2.8.	Notification to the Federal Service for the Financial Markets of the Russian Federation on the cancellation of all shares of the Merging Company.

3.3	The stages and steps to effect the Merger to be taken by the Merging Company shall include, without limitation, the following steps, a number of which (as provided in clauses 3.3.1 and 3.3.2 hereof) have been completed as of the date hereof:

3.3.1	Adoption by the Board of Directors (in case, if the Board of directors was created within the Merging Company) of the Merging Company of the decisions required to effect the Merger, including, but not limited to:

3.3.1.1	Recommendation to the Sole Shareholder of the Merging Company to execute the Resolution of the Sole Shareholder on effectuation of the Merger, approval of the Merger Agreement, approval of the Transfer Act, and other decisions required to effect the Merger.

3.3.1.2.	On authorization of the General Director of the Merging Company to perform any and all other deeds and acts necessary or desirable with relation to implementation of the Merger.

3.3.2.	Resolution of the Sole Shareholder of the Merging Company on the issues required to effect the Merger, including, but not limited to, the following decisions:

3.3.2.1	On approval of the reorganization of the Merging Company through the statutory merger of the Merging Company into the Surviving Company and on the approval of the Merger Agreement between the Surviving Company and the Merging Company.

3.3.2.2.	On approval of the Transfer Act.

3.3.2.3.	On approval of any other Merger issues as may be required by applicable law.

3.3.3	Execution of this Merger Agreement and execution of the Transfer Act.

3.3.4	Notification of the creditors of the Merging Company of the decision on the Merger within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation.

4.	CANCELLATION OF SHARES

4.1.	The conversion of the shares shall not be effectuated. As the Surviving Company is a sole shareholder of the Merging Company, therefore, pursuant to paragraph 2 of item 4 of article 17 of the Federal Law “On Joint Stock Companies” the shares of the Merging Company owned by the Surviving Company shall be cancelled.

4.2.	The shares of the Merging Company shall be cancelled in accordance with the applicable laws of the Russian Federation upon making entry on liquidation of the Merging Company into the Unified State Register of Legal Entities.

5.	SUCCESSION

5.1	As of the Merger Date, the Surviving Company shall be the legal successor of the Merging Company for all its rights and obligations with respect to all the creditors and debtors, including disputed obligations whether or not the same are reflected in the Transfer Act, in accordance with the applicable laws of the Russian Federation, and shall receive all property and property and non-property rights of the Merging Company.

5.2	If on the Merger Date any new property, rights or obligations arise as compared to the property, rights and obligations existing as of the moment of execution of the Transfer Act, all such additional property, rights and obligations shall be deemed transferred to the Surviving Company on the Merger Date. If on the Merger Date there are any changes in the type, composition and value of the property, rights or obligations of the Merging Company as compared to the property, rights and obligations reflected in the Transfer Act, such property, rights and obligations shall be transferred to the Surviving Company to the extent existing on the Merger Date.

5.3	The Parties agree and acknowledge that the property, rights and obligations of the Parties may change between the date of this Agreement and the Merger Date due to:

5.3.1	satisfaction by the Surviving Company of the demands to redeem shares as described in this Agreement;

5.3.2	satisfaction of creditors’ demands regarding termination and/or acceleration of performance of the Parties’ obligations in accordance with the applicable laws of the Russian Federation as described in this Agreement;

5.3.3	ordinary course of business of the Surviving Company and the Merging Company; and

5.3.4	other changes in the composition of the transferred property, rights and/or obligations.

5.4	Upon execution of this Agreement, the Parties shall proceed to prepare for the re-registration of the assets, licenses and consents of the Merging Company in the name of the Surviving Company, the transfer of the Merging Company staff, the deregistration of the Merging Company with tax authorities, various funds, and the like and the transfer to the Surviving Company of all certificates, agreements and other documents evidencing the Merging Company’s ownership of property, and other documents evidencing the existence and scope of liability, debt and obligations of the Merging Company, as well as the transfer of the archives.

5.5	Pursuant to applicable labor laws of the Russian Federation, on the Merger Date, employees of the Merging Company shall be employed by the Surviving Company subject to their consent.

5.6

The Parties shall use their best efforts to ensure re-issuance of licenses, permissions, frequency allocations, and any other authorizations required to transfer all primary activities of the Merging Company as a cellular communications operator, to the extent such activities are conducted on the Merger Date, to the Surviving Company or to ensure that the Surviving Company shall obtain such new licenses, permissions, frequency allocations, and other authorizations on substantially the same terms.[3]

6.	VALIDITY OF THE AGREEMENT

6.1	This Agreement shall come into force as of its execution.

6.2	This Agreement shall terminate in the following cases:

6.2.1	Bankruptcy proceedings are initiated against either Party prior to the Merger Date.

6.2.2	As set forth in article 7 of this Agreement.

6.2.3	The Surviving Company shall cease being the Sole Shareholder of the Merging Company for any reason prior to the Merger Date.

6.2.4	In other instances provided for in the applicable laws of the Russian Federation.

[3]	Clause 5.6 shall be included into the Merger Agreements with CJSC “Karatchaevo-TcherkesskTeleSot”, CJSC “Kabardino-Balkarsky GSM”, CJSC “Corporation Severnaya Korona”, CJSC “Sakhalin Telecom Mobile”, and shall be excluded from the Merger Agreements with CJSC “RTI Service-Communications”, CJSC “IMPULS-KB”, CJSC “MSS-start” as the last three companies do not provide cellular communication services.

6.3	This Agreement may be terminated by agreement of the Parties pursuant to a decision of the Board of the Surviving Company adopted by a simple majority vote of Board members participating in the meeting, and a decision of the Sole Shareholder of the Merging Company in the following cases:

6.3.1	The Merger Date has not occurred before January 1, 2009.

6.3.2

In the event of the occurrence or discovery of circumstances which render it impossible or materially impede the achievement of the purposes of this Agreement as set forth in the preamble hereof, including any circumstances evidencing the impossibility of the transfer to the Surviving Company of all primary activities of the Merging Company, including, if applicable, as a cellular communications operator within a reasonable period of time, and without substantial costs and substantial harm to the business of the Surviving Company and the Merging Company, including any circumstances which render it impossible or materially impede the performance of provisions in clause 5.6 hereof. [4]

6.4	If for any reason this Agreement is terminated, the shares redeemed by the Surviving Company by the moment of termination of the Agreement (if any) shall not be returned.

7.	FORCE MAJEURE

7.1	In case of force majeure circumstances, namely, any circumstances precluding full or partial performance by either Party of the terms of this Agreement, including, but not limited to, Acts of God, war, military action, blockade, adoption of regulatory acts by governmental authorities, other action of, or failure to act by, governmental authorities, or other similar events beyond the Parties’ reasonable control, the term of this Agreement shall be extended by the time of duration of such circumstances. If such time period exceeds one year, the Parties shall be released from the obligations relating to the performance hereof unless the Parties agree (as evidenced by a decision of the Board of the Surviving Company adopted by a simple majority vote of the Board members participating in the meeting, and a decision of the Sole Shareholder of the Merging Company) to a longer period.

7.2	The Party affected by force majeure circumstances shall give a relevant notice to the other Party within thirty (30) calendar days after the occurrence thereof.

7.3	If the affected Party fails to notify or does not notify in a timely manner the other Party of any force majeure circumstances, provided that the affected Party could reasonably give such notice, such Party shall not be entitled to refer to such force majeure circumstances in case of a default hereunder.

8.	DISPUTE RESOLUTION

8.1	If the Parties fail to reach an agreement on any dispute through negotiations, such dispute shall be settled in court in accordance with the laws of the Russian Federation.

8.2	This Agreement shall be governed by and construed in accordance with the applicable laws of the Russian Federation.

9.	MISCELLANEOUS

9.1	This Agreement is executed in 4 (four) counterparts, in Russian and in English, 2 for each of the Parties. In case of any discrepancies between the Russian and English versions hereof the Russian version of this Agreement shall prevail.

9.2	If by virtue of any applicable provisions of Russian laws or a court judgment or a decision adopted by a governmental authority (provided that such judgment or decision remains in force after it is appealed against in the manner established by the applicable laws of the Russian Federation), any of the provisions hereof or the actions

[4]	Reference to clause 5.6. of the Merger Agreement shall be included into the Merger Agreements with CJSC “Karatchaevo-TcherkesskTeleSot”, CJSC “Kabardino-Balkarsky GSM”, CJSC “Corporation Severnaya Korona”, CJSC “Sakhalin Telecom Mobile”, and shall be excluded from the Merger Agreements with CJSC “RTI Service-Communications”, CJSC “IMPULS-KB”, CJSC “MSS-start”, as the last three companies do not provide cellular communication services.

taken by the Parties in furtherance thereof, are declared invalid, inconsistent with the laws of the Russian Federation or ineffective for any other legal reason, all the remaining provisions hereof and actions taken by the Parties in furtherance thereof shall not be affected thereby, and this Agreement shall remain in full force and effect with respect to the Parties on the terms provided for herein, without regard to any such invalid provision as if the same were not included herein, unless the invalidity of such provision or actions taken by the Parties in accordance therewith affects the validity of all other provisions and terms of this Agreement and renders the Merger impossible. The provisions of this clause 9.2 shall not apply if any of the provisions set forth in article 6 hereof, or any action of either Party or the Parties hereto taken in furtherance of any of the provisions set forth in article 6 hereof, is invalidated.

9.3	This Agreement shall be performed in such manner so as to observe the rights of shareholders of the Surviving Company and the Merging Company granted to them in accordance with applicable laws, foundation documents and documents relating to registration of share issuances of the Surviving Company and the Merging Company.

10.	SIGNATURES AND DETAILS OF THE PARTIES:

Open Joint Stock Company
“Vimpel Communications”

[ ]	SEAL
[ ]

O.A. Pozdneeva
Chief Accountant

[ ] Joint Stock Company
“[ ]”

[ ]	SEAL
[ ]

[ ]
Chief Accountant

Attachment 6 to the Notice

INFORMATION REGARDING YOUR RIGHT TO REQUEST REDEMPTION OF SHARES

Under Russian law, you may have the right to request that we redeem all or part of your shares of VimpelCom’s voting stock. Below is an explanation of how your redemption rights may arise.

1.	What triggers your right to request redemption of shares of voting stock (or ADSs)?

Under Russian law, you will be entitled to demand redemption of all or part of your shares of the Company’s voting stock if Shareholders approve Item 8 (approval of reorganization of VimpelCom through the statutory merger of certain of its subsidiaries into VimpelCom and of the Merger Agreements) on the agenda of the AGM.

If you own voting stock on the record date for the AGM (i.e., April 30, 2008), you may exercise your right to demand redemption of all or part of your shares if you:

•	do not participate in the AGM;

•	participate in the AGM but do not participate in the voting on Item 8; or

•	vote against Item 8 on the Agenda.

If you own shares of voting stock as of April 30, 2008, and then transfer all or part of your shares after the AGM but prior to the date of any redemption by us, then the shares that you transfer cannot be redeemed.

2.	At what price will we redeem shares of common stock?

We will redeem shares of common stock in rubles at a price of 14,097.46 of RUR per share (equal to US$29.97 per ADS, based upon the exchange rate of the Central Bank of the Russian Federation on March 28, 2008) less any withholding tax as required by Russian law. Russian law requires our Board of Directors to include the redemption price in this notice and provides that the redemption price shall be defined by the Board of Directors as not less than the market value, which shall be determined by the independent appraiser, excluding transactions, stipulated in the Agenda to the AGM meeting.

As required by Russian law, an independent Russian licensed appraiser, Limited Liability Company “Ekonomiko-pravovaya Expertiza”, determined that the redemption price indicated above is equal to the market value of the shares.

3.	How many shares can we redeem?

Russian law provides that we may not pay an amount in excess of 10% of our net assets to redeem shares of voting stock. In accordance with Russian law, the book value of our net assets will be calculated on the date of the AGM in accordance with Russian accounting principles. As of December 31, 2007, 10% of our net assets (based on our fourth quarter internal financial statements prepared in accordance with Russian accounting principles) is 13,355,906,600 rubles which, based on the prevailing ruble/dollar exchange rate set by the Central Bank of the Russian Federation on that date, is approximately US$544,113,000. Accordingly, if the AGM were held today, Russian law would allow us to redeem only 947,398 shares of voting stock (equal to 18,947,960 ADSs) at the full redemption price.

If we receive requests to redeem more shares than we are permitted to redeem due to the above indicated restriction, Russian law requires us to redeem shares on a pro rata basis. In this case, we will not redeem fractional shares.

In accordance with Russian law, any shares that are redeemed by us shall be cancelled, if not later than 1 year as of the date of transferring ownership on redeemed shares to the Company, the latter would not have sold them at the value which is not less than the market value.

4.	What is the procedure for redeeming shares of voting stock?

If you have the right to demand redemption, you may exercise your right by sending written notice within 45 calendar days of the AGM (provided that such notice is received by us no later than July 24, 2008, which is 45 calendar days after the Meeting) to the CEO and General Director of VimpelCom, located at 4, Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation. Your notice to us should be sent by registered mail or by hand delivery and must include the following information:

•	your name;

•	your residence/location and your mailing address;

•	the number of shares of voting stock requested to be redeemed; and

•	your ruble bank account information for payment for redeemed shares.

Under Russian law the signature of a Shareholder who is an individual, as well as the signature of his/her legal representative in the Shareholder’s request on redemption and revocation of the stipulated request, shall be certified by notary or by registrar.

Upon receipt by the Company of the request on redemption of the shares held by a Shareholder and before making an entry into the register of Shareholders of the Company on transfer to the Company of right of ownership to the redeemed shares or before the revocation by the Shareholder of his/her request on redemption of the shares, the Shareholder shall not have the right to enter into any transactions with third parties related to disposal or placing an encumbrance over the shares, which shall be registered by registrar by making an entry in the Shareholders register of the Company.

You can also revoke your request on redemption. Such revocation should be received by us within 45 calendar days of the AGM.

If you own ADSs, you may exercise your right to demand redemption by sending written notice by 5:00 pm (New York time) on July 18, 2008 to The Bank of New York. We recommend that you send your notice to The Bank of New York by registered or certified mail. Your notice to The Bank of New York must include the information indicated above. In addition to sending written notice to The Bank of New York, if you exercise your right to demand redemption, you should make arrangements to return all or a portion of your ADSs to The Bank of New York, whether held in certificated form, book entry or through DTC. If you have any questions about this procedure, you should contact your broker or call Sammy Peermal at the ADR department at The Bank of New York at +1 (954) 255-5137.

Upon receipt of notices from shareholders (and from The Bank of New York on behalf of holders of ADSs), we will inform you of the necessary steps to be taken in order to transfer your shares on the share register as required to effect the redemption.

5.	How are you paid for shares of voting stock which are redeemed?

In accordance with Russian law, we are required to purchase shares from shareholders who exercise their redemption rights within 30 days after the expiration of the 45-day exercise period (i.e., from July 25, 2008, through August 23, 2008).

For ADS holders, The Bank of New York will endeavor to convert the ruble redemption payments and transfer the U.S. dollar equivalent to the relevant ADS holders.

6.	Is there any withholding or other tax on the redemption payment?

If you are a Russian legal entity, the redemption payment is not subject to Russian withholding tax and we will transfer to you the full redemption price of shares, however, corporate profit tax will apply in this case.

If you are a foreign (non-Russian) legal entity without a registered presence in Russia, we will transfer the full redemption price of shares and will not be required to withhold any tax therefrom.

If you are a Russian individual and a tax resident for Russian tax purposes, you will need to file to the Russian tax authorities your Russian personal income tax return related to this transaction by April 30 of the year following the tax year. You may also deduct the amount of actually incurred and properly documented expenses for the purchase of the shares from the amount of your earned income. The margin between redemption proceeds and expenses on purchasing of the shares, will be taxed at the rate of 13%, and the tax should be paid by July 15 of the year following the tax year.

If you are an individual and Russian tax non-resident, however you are at the same time a tax resident of a foreign state, and there is an effective double tax treaty concluded between this state and the Russian Federation, then we will not withhold personal income tax from your proceeds from the sale of the shares in Russia only if you provide us with the document certifying your tax residence in such a foreign state. If you do not provide us with such a document or there is no effective double tax treaty concluded between the state of your tax residence and the Russian Federation, you will need to file to the Russian tax authorities your Russian personal income tax return, related to this transaction by April 30 of the year following the tax year. You may also deduct the amount of actually incurred and properly documented expenses for the purchase of the shares from the amount of your earned income. The margin between redemption proceeds and expenses on purchasing of the shares, will be taxed at the rate of 30%, and the tax should be paid by July 15 of the year following the tax year.

In addition, under your application we may act as a tax agent and withhold personal income tax from your income in accordance with the applicable tax rate, and transfer it to the budget of the Russian Federation. In such a case we are not able to decrease the amount of your income by any deductions related to such transaction – this is possible only in case of filing of your Russian personal income tax return. Please be aware, that personal income tax withholding, performed by the tax agent, should not theoretically release you from filing of your Russian personal income tax return.

This is not intended to be tax advice and we strongly recommend that you consult your independent tax advisor for specific details regarding withholding or other tax on your redemption payment.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

10, Ulitsa 8 Marta., Building 14, Moscow 127083, Russian Federation

VOTING BALLOT

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS BASED UPON 2007 RESULTS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Name of Shareholder:

Number of votes owned by Shareholder:

The 2008 Annual General Meeting of Shareholders Based On 2007 Results (“AGM”) of the Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) will be held on June 9, 2008, at 10:00 a.m. (Moscow time) at the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation. The AGM shall be held in the form of a meeting (with voting ballots). Either (a) bring your ballot to the AGM on Monday, June 9, 2008 or (b) return your ballot, by registered mail or in person, to the following address: 4 Krasnoproletarskaya Ulitsa, Moscow 127006, Russian Federation, Monday through Friday, from 9:30 until 18:00 (Moscow time), in order to have us receive your ballot no later than on June 6, 2008. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law, which confirms your authority to vote on behalf of other Shareholders.

Please be advised of the following:

•

the voting person shall have the right to select only one voting option except when voting is effected pursuant to the instructions of persons which acquired the shares after the record date for the AGM, or pursuant to the instructions of holders of ADSs of VimpelCom;

•

if the voting ballot contains more than one voting option, then the fields for indication of the number of votes cast for each voting option, shall show the number of votes cast for a particular option, and the note shall be made that the voting is effected pursuant to the instructions from the buyers of shares which were transferred after the record date for the AGM, and/or pursuant to the instructions of holders of ADSs of VimpelCom;

•

the person voting on the basis of a power of attorney in respect of the shares which were transferred after the record date for the AGM, shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that voting is effected on the basis of a power of attorney issued in respect of the shares transferred after the record date for the AGM; and

•

if not all the shares have been transferred after the record date for the AGM, the voting person shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that part of the shares was transferred after the record date for the AGM. If in respect of the shares transferred after the record date for the AGM, the acquirers of such shares provided their voting instructions, which match the selected voting option, then such votes shall be summed up.

Please refer to the enclosed materials for a more detailed explanation of the items you have been requested below to vote on.

ITEM 1. APPROVAL OF THE 2007 VIMPELCOM ANNUAL REPORT PREPARED IN ACCORDANCE WITH RUSSIAN LAW

Text of the Proposed Decision: “To approve the 2007 VimpelCom Annual Report prepared in accordance with Russian law.”

Vote:	For	Against	Abstained

ITEM 2. APPROVAL OF VIMPELCOM’S UNCONSOLIDATED ACCOUNTING STATEMENTS, INCLUDING PROFIT AND LOSS STATEMENT FOR 2007 (PREPARED IN ACCORDANCE WITH RUSSIAN STATUTORY ACCOUNTING PRINCIPLES)

Text of the Proposed Decision: “To approve VimpelCom’s 2007 unconsolidated accounting statements, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC.”

Vote:	For	Against	Abstained

ITEM 3. ALLOCATION OF PROFITS AND LOSSES RESULTING FROM 2007 FINANCIAL YEAR OPERATIONS INCLUDING ADOPTION OF THE DECISION (DECLARATION) ON PAYMENT OF DIVIDENDS ON THE FINANCIAL YEAR RESULTS

Text of the Proposed Decision: “To pay in cash annual dividends to holders of common registered shares based on 2007 results in the amount of 270.01 rubles per share (for a total of 13,846,388,750.22 rubles for all common registered shares in the aggregate) within 60 days from the date of adoption of the relevant decision; and to pay in cash annual dividends to holders of preferred registered shares of type A based on 2007 results in the amount of 0.1 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2007 operating results (after payment of dividends) into the business.”

Vote:	For	Against	Abstained

ITEM 4. ELECTION OF THE BOARD OF DIRECTORS

Number of votes of Shareholder under cumulative voting:

Text of the Proposed Decision: “To elect the following members to the Board of Directors:                     .”

Vote:

Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1. David J. Haines
2. Mikhail M. Fridman
3. Kjell Morten Johnsen
4. Hans Peter Kohlhammer
5. Jo O. Lunder
6. Oleg A. Malis
7. Leonid R. Novoselsky
8. Alexey M. Reznikovich
9. Ole Bjorn Sjulstad
10. Jan Edvard Thygesen

Note: Information on the nominees to the Board is attached to the Notice to Shareholders as Attachment 2. The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the Board out of the 10 nominated candidates) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each of the nominees selected by him in the appropriate box, provided that the sum of votes given to the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal on this Item 4. A fractional portion of a vote that resulted from multiplying the number of votes held by a holder of a fractional share by the number of persons to be elected to the Board may be cast for one candidate only.

ITEM 5. ELECTION OF THE AUDIT COMMISSION

Text of the Proposed Decision: “To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.”

Vote:	For	Against	Abstained

ITEM 6. APPROVAL OF EXTERNAL AUDITORS

Text of the Proposed Decision: “To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2008 results.”

Vote:	For	Against	Abstained

ITEM 7. APPROVAL OF A CHANGE IN THE COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS

Text of the Proposed Decision: “To approve the following changes in the compensation for members of VimpelCom’s Board of Directors:

•

to change the maximum number of phantom American Depositary Shares (ADSs) granted to each non-employee director for each year from 90,000 ADSs to 20,000 ADSs for each non-employee director, plus an additional 10,000 ADSs in each case for serving as Chairman of the Board and for serving as head of any official committee of the Board of Directors, provided that the compensation shall not exceed US$3.00 per ADS per year for each one-year term served by the director;

•	to approve all transactions required for the participation of directors in the phantom ADS plan and any changes to such ADS plan required by this decision;

•

to authorize the Board to work out any changes in the detailed rules for the phantom ADS plan for directors necessitated by this decision, if any, including the rules for calculation and payment of the compensation in accordance with the provisions of this decision;

•	to establish that this decision shall become effective from the date of its approval by the annual general meeting of shareholders;

•	to establish that, subject to the changes set forth above, the existing compensation plan for the Board of Directors shall remain as currently constituted; and

•

to establish that this decision shall apply to all members of the Board, including those elected (re-elected) at this annual general meeting of shareholders, until this decision is canceled or modified by a subsequent decision of the shareholders.”

Vote:	For	Against	Abstained

ITEM 8. APPROVAL OF REORGANIZATION OF VIMPELCOM THROUGH THE STATUTORY MERGER OF CERTAIN OF ITS SUBSIDIARIES INTO VIMPELCOM AND OF THE MERGER AGREEMENTS

Text of the Proposed Decision: “To approve the reorganization of VimpelCom through the statutory merger of its subsidiaries: Closed Joint Stock Company “RTI Service-Communications”, Closed Joint Stock Company “IMPULS-KB”, Closed Joint Stock Company “MSS-start”, Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot”, Closed Joint Stock Company “Kabardino-Balkarsky GSM”, Closed Joint Stock Company “Corporation Severnaya Korona”, Closed Joint Stock Company “Sakhalin Telecom Mobile” (the “Merging Companies”) into VimpelCom and to approve the Merger Agreements between VimpelCom and each of the Merging Companies.”

Vote:	For	Against	Abstained

ITEM 9. APPROVAL OF THE AMENDMENTS TO THE CHARTER OF VIMPELCOM

Text of the Proposed Decision:

“1. To amend Article 1.4 of the Charter with the following language:

“As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “RTI Service-Communications” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “RTI Service-Communications” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “IMPULS-KB” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “IMPULS-KB” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “MSS–start” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “MSS–start” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Karatchaevo-TcherkesskTeleSot” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Kabardino-Balkarsky GSM” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Kabardino-Balkarsky GSM” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Corporation Severnaya Korona” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Corporation Severnaya Korona” in accordance with the applicable laws of the Russian Federation.

As a result of reorganization in the form of statutory merger of Closed Joint Stock Company “Sakhalin Telecom Mobile” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Sakhalin Telecom Mobile” in accordance with the applicable laws of the Russian Federation.”

2. To register the respective amendments to the Charter of VimpelCom with regard to VimpelCom succeeding to all rights and obligations of each of the Merging Companies either separately or together following the state registration of the merger of each respective Merging Company into VimpelCom and after collection of all documents necessary for such registration in accordance with Russian legislation.”

Vote:	For	Against	Abstained

Signature of the Shareholder:

Date:

This original ballot must be signed and dated by the Shareholder.